

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

October 20, 2009

Mr. Donald E. Graham
Chief Executive Officer
The Washington Post Company
1150 15th Street, NW
Washington DC  20071

> **Re:    The Washington Post Company**
> **Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed February 26, 2009**
> **File No. 1-6714**

Dear Mr. Graham:

        We have reviewed your supplemental response letter dated October 9, 2009 as well as the above referenced filings and have the following comments.  As noted in our comment letter dated September 15, 2009, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please address the following comments in the Form 10-Q for the quarter ended September 30, 2009.  Please provide a draft of proposed disclosures.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.

Form 10-K for the Fiscal Year Ended December 28, 2008

Critical Accounting Policies and Estimates
Goodwill and other intangible assets, page 52

1.  We have reviewed your response to comment one from our letter dated September 15, 2009.  We note on page 5 of your response letter that the fair value for the Kaplan Professional reporting unit exceeded its carrying value by only approximately 5%.  Therefore, it appears that the Kaplan Professional reporting unit may be at risk of failing step one of the goodwill impairment test.  Please

disclose the following information for each reporting unit with material goodwill at risk of failing step one of the goodwill impairment test:

- Description of the key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions (The discussion regarding uncertainty should provide specifics to the extent possible, e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director